                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                               (AMENDMENT NO. 1)*


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                             Internet America, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    46058Y109
                                 --------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)
         [ ]  Rule 13d-1(c)
         [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 46058Y109                   13G/A                    Page 2 of 8 Pages


--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 William O. Hunt
--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  [X]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
--------------------------------------------------------------------------------
                                5      SOLE VOTING POWER
          NUMBER OF
           SHARES                           508,385
        BENEFICIALLY         ---------------------------------------------------
          OWNED BY              6      SHARED VOTING POWER
            EACH
          REPORTING                         268,678
           PERSON            ---------------------------------------------------
            WITH                7      SOLE DISPOSITIVE POWER

                                            508,385
                             ---------------------------------------------------
                                8      SHARED DISPOSITIVE POWER

                                            268,678
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 777,063
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (see instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 8.2%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (see instructions)

                 IN
--------------------------------------------------------------------------------

CUSIP No. 46058Y109                   13G/A                    Page 3 of 8 Pages


--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 B&G Partnership, Ltd.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Texas
--------------------------------------------------------------------------------
                                5      SOLE VOTING POWER
          NUMBER OF
           SHARES                           268,678
        BENEFICIALLY         ---------------------------------------------------
          OWNED BY              6      SHARED VOTING POWER
            EACH
          REPORTING                         -0-
           PERSON            ---------------------------------------------------
            WITH                7      SOLE DISPOSITIVE POWER

                                            268,678
                             ---------------------------------------------------
                                8      SHARED DISPOSITIVE POWER

                                            -0-
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 268,678
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (see instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 2.8%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (see instructions)

                 PN
--------------------------------------------------------------------------------

CUSIP No. 46058Y109                   13G/A                    Page 4 of 8 Pages


--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Grace A. Hunt
--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  [X]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
--------------------------------------------------------------------------------
                                5      SOLE VOTING POWER
          NUMBER OF
           SHARES                           -0-
        BENEFICIALLY         ---------------------------------------------------
          OWNED BY              6      SHARED VOTING POWER
            EACH
          REPORTING                         268,678
           PERSON            ---------------------------------------------------
            WITH                7      SOLE DISPOSITIVE POWER

                                            -0-
                             ---------------------------------------------------
                                8      SHARED DISPOSITIVE POWER

                                            268,678
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 268,678
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (see instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 2.8%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (see instructions)

                 IN
--------------------------------------------------------------------------------

CUSIP No. 46058Y109                   13G/A                    Page 5 of 8 Pages


Item 1(a).   Name of Issuer.

             The name of the Issuer is Internet America, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices.

             The Issuer's principal executive offices are located at One Dallas
             Centre, 350 North St. Paul, Suite 3000, Dallas, Texas 75201.

Item 2(a).   Name of Person Filing.

             This statement is being filed on behalf of William O. Hunt, B&G Partnership, Ltd.
             and Grace A. Hunt.

Item 2(b).   Address of Principal Business Office or, if none, Residence.

             The address of the principal business office of Mr. Hunt is 17604 Woods Edge Drive,
             Dallas, Texas 75287.

Item 2(c).   Citizenship.

             Mr. Hunt is a citizen of the United States of America.

Item 2(d).   Title of Class of Securities.

             This statement relates to shares of Common Stock, par value of $0.01 per share ("Common Stock") of the Issuer.

Item 2(e).   CUSIP Number.

             The CUSIP No. for the shares of Common Stock of the Issuer is 46058Y109.

Item 3.      Not Applicable.

Item 4.      Ownership.

(a) - (b)    Amount Beneficially Owned and Percent of Class

             As of the date herof, B&G Partnership, Ltd. beneficially owned 268,678 shares, or 2.8%, of the Common Stock of the Issuer.  As of the date herof, Mr. Hunt may be deemed to have beneficially owned 777,063 shares, or 8.2%, of the Common

CUSIP No. 46058Y109                   13G/A                    Page 6 of 8 Pages



             Stock of the Issuer. Mr. Hunt beneficially owned 45,000 of such shares by virtue of his ownership of options and may be deemed to have beneficially owned 268,678 of such shares in his capacity as general partner of B&G Partnership, Ltd. As of the date herof, Mrs. Hunt may be deemed to have beneficially owned 268,678 shares, or 2.8%, of the Common Stock of the Issuer in her capacity as general partner of B&G Partnership, Ltd.

(c) (i) - (iv) Voting and Dispositive Power

             B&G Partnership, Ltd., through its general partners, had the sole power to vote or to direct the vote or to dispose or to direct the disposition of 268,678 shares of the Common Stock of the Issuer. As the general partners of this partnership, Mr. and Mrs. Hunt had the shared power to vote or to direct the vote or to dispose or to direct the disposition of all of such shares.

             Mr. Hunt had the sole power to vote or to direct the vote or to dispose or to direct the disposition of 463,385 shares of the Common Stock of the Issuer. With respect to the 45,000 shares of Common Stock of the Issuer beneficially owned by Mr. Hunt by virtue of his ownership of options, no voting power exists because the options have not been exercised to purchase such shares and no dispositive power exists because the options are not transferable except by will or the laws of decent and distribution or pursuant to a qualified domestic relations order.

Item 5.      Ownership of Five Percent or Less of a Class.

             Not applicable

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             Not applicable

Item 8.      Identification and Classification of Members of the Group.

             The members of the group are William O. Hunt, B & G Partnership Ltd. and Grace A. Hunt.

Item 9.      Notice of Dissolution of Group.



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CUSIP No. 46058Y109                   13G/A                    Page 7 of 8 Pages



             Not applicable

Item 10.     Certification.

             Not applicable

CUSIP No. 46058Y109                   13G/A                    Page 8 of 8 Pages


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: December 30, 1999


                                            /s/ William O. Hunt
                                           -------------------------------------
                                                William O. Hunt


                                            B&G PARTNERSHIP, LTD.

                                            /s/ William O. Hunt
                                           -------------------------------------
                                            By: William O. Hunt, General Partner


                                            /s/ Grace A. Hunt
                                           -------------------------------------
                                                Grace A. Hunt